Exhibit 99.1

Kamada Announces Discontinuation of its Phase 3 Inhaled AAT Clinical Trial; Reiterates 2025 Full-Year Guidance and Projects Double-Digit Growth in Revenues and Profitability in 2026

●	Based on the Results of a Planned Interim Futility Analysis the Inhaled AAT Trial is Unlikely to Demonstrate a Statistically Significant Benefit in its Primary Endpoint

●	Kamada Continues to Supply GLASSIA®, its AAT-IV Treatment, Marketed Internationally Including in the U.S. and Canada Through a License Agreement with TAKEDA

●	Kamada Reiterates its 2025 Full-Year Revenue Guidance of $178 Million-$182 Million and Adjusted EBITDA of $40 Million-$44 Million

●	Kamada Projects Double-Digit Growth in Revenues and Profitability in 2026; Detailed Guidance to be Provided in January 2026

●	Company is Focused on Pursuing Business Development Opportunities to Support Continued Long-Term Growth

●	Management to Hold a Conference Call and Live Webcast Today at 8:30am ET

REHOVOT, Israel, and HOBOKEN, NJ – December 8, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that the independent Data and Safety Monitoring Board (DSMB) advised the Company that, based on a prespecified interim futility analysis, the Phase 3 InnovAATe trial of Inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency (AATD) is unlikely to demonstrate a statistically significant benefit in its primary endpoint - lung function measured by FEV1. Based on the futility analysis outcome, the Company will discontinue the trial. The discontinuation is solely related to the low likelihood of a successful efficacy outcome and is not reflective of any safety concerns.

“While we are disappointed that the trial did not pass this milestone and is being discontinued, we are well positioned to continue and support our 2026 and future growth prospects,” said Amir London, CEO of Kamada. “We are grateful for the support of the patients, physicians and all other stakeholders who participated in the trial and remain committed to the AATD community through continued supply of GLASSIA®, our leading AAT-IV treatment, marketed internationally, including in the U.S. and Canada through our license agreement with TAKEDA. As previously published, based on our consistent, strong performance during 2025, we are reiterating our full-year 2025 revenue guidance of between $178 million to $182 million and our annual adjusted EBITDA guidance of $40 million to $44 million. In addition, we project double-digit growth in revenues and profitability in 2026 through our robust commercial portfolio, including six FDA- approved specialty plasma-derived products marketed in over 30 countries, our growing biosimilar portfolio in Israel, and the expansion of our plasma collection capacity. In parallel we continue to focus on pursuing new commercial stage business development opportunities, leveraging our strong cash position, to support continued long-term growth.”

Conference Call Details

Kamada's management will host an investment community conference call on Monday, December 8, at 8:30am Eastern Time to discuss the content of this release and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 1-201-689- 8263 (International) using conference I.D. 13757493. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1746163&tp_key=515cc2901b.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through three primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including (among others) statements regarding: 1) 2025 full-year revenue guidance of $178 million-$182 million and adjusted EBITDA of $40 million-$44 million, 2) projection of double-digit growth in revenues and profitability in 2026; 3) positive prospects regarding our robust commercial portfolio; 4) expansion of our plasma collection capacity; and 5) intentions to focus on pursuing business development opportunities to support continued long-term growth. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com